02 SEP -4 AM 8:03

umicore

Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, NW

Washington, DC 20549-0302
USA

For the attention of Mr Paul M. Dudek

02049747

Brussels, August 30, 2002
LegalCorp 52/2002

Dear Sir,

PROCESSED SUPPL

SEP 1 1 2002

THOMSON FINANCIAL

Umicore
Rule 12g3-2(b) Exemption No. 82-3876

Please find enclosed herewith, pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, copy of the two press releases issued on August 30, 2002, i.e. :

- Joint press release from Umicore, TrustCapital Partners and Lamitref Industries relating to the grant of a loan of € 12.5 million by Umicore to Kovanco, the reference shareholder of Lamitref Industries.
- "Half Year Results 2002".

Yours sincerely,

Umicore

J. Fiérain
Manager Corporate Administration

Ph. Gothier
Deputy General Counsel

Encl.

dlw 9/6

n.v. Umicore s.a.
Administration & Legal Department
Broekstraat 31 Rue du Marais
B-1000 Brussels, Belgium

Tel +32 2 227 71 11
Fax +32 2 227 79 00

VAT BE401 574 852
Bank 210-0052900-87

TrustCapital Partners

umicore

02 SEP -4 AM 10:03

30 August 2002

Joint press release from UMICORE, TRUSTCAPITAL PARTNERS and LAMITREF INDUSTRIES

UMICORE and KOVANCO, the reference shareholder of LAMITREF INDUSTRIES, have had *exploratory discussions concerning their respective interests in the copper industry.*

As a result of those discussions, it appears that a combination of the copper activities of UMICORE and LAMITREF INDUSTRIES might be beneficial for both of these parties. UMICORE and LAMITREF INDUSTRIES have therefore decided to evaluate in more detail the attractiveness of a potential combination of their respective copper businesses.

In the context of the discussions between KOVANCO and UMICORE, parties have agreed that UMICORE will grant a loan of € 12.5 million to KOVANCO. KOVANCO will make these funds available to LAMITREF INDUSTRIES through subscription of the bond with warrants issued by LAMITREF INDUSTRIES, with the purpose of enabling LAMITREF INDUSTRIES to finance ongoing development projects.

* * *

UMICORE COPPER is Europe's largest supplier of copper rod and a leading supplier of copper shapes. UMICORE COPPER has also a strong position in copper smelting and refining. UMICORE COPPER is a business unit of UMICORE, an international metals and materials group with activities in Advanced Materials, Copper, Precious Metals and Zinc.

LAMITREF INDUSTRIES is a major European producer of copper formats and semi-finished products. LAMITREF INDUSTRIES has through its modern production facilities a leading position in continuous casting of especially large strip through a unique Conti-M® technology. Its copper and aluminium rod and drawn wire, its flat products, bars and tubes have strong market positions in building, electrical, automotive, mechanical and engineering applications.

KOVANCO is a holding company which holds as sole asset an indirect participation in LAMITREF INDUSTRIES. KOVANCO owns 56.90 % in LAMITREF HOLDING BV, which on its turn owns 70.44 % of LAMITREF INDUSTRIES.
KOVANCO is being controlled by TRUSTCAPITAL PARTNERS NV.

For further information please contact following persons:

TrustCapital Partners
Christian DUMOLIN,
Chairman and CEO
Ter Bede Business Center
8500 Kortrijk-Belgium
Phone: 32/(0)56/24 96 00
Fax: 32/(0)56/22 86 99
E-mail: christian.dumolin@trustcapital.be

Lamitref Industries
Christian DUMOLIN,
Chairman
Frederic Sheidlaan
2620 Hemiksem-Belgium
Phone: 32/(0)3/870 06 14
Fax: 32/(0)3/870 06 69
E-mail: christian.dumolin@tkoceram.be

Umicore
Moniek DELVOU,
Corporate Communication
Broekstraat 31
1000 Brussels – Belgium
Phone: 32/(0)2/227 70 63
Fax: 32/(0)2/227 79 03
E-mail: moniek.delvou@umicore.com

Umicore
Isabelle MICHOTTE,
Investor Relations
Broekstraat 31
1000 Brussels – Belgium
Phone: 32/(0)2/227 71 47
Fax: 32/(0)2/227 79 03
E-mail: isabelle.michotte@umicore.com

umicore

02 SEP -4 AM 10:03

Press release

30 August 2002

Half Year Results 2002

Highlights of the first half 2002

- Umicore posted net earnings before extraordinary items and inventory write-downs of € 1.51 per share compared with € 3.48 per share in the first half of 2001 and € 1.11 in the second half of last year
- Return on capital employed of 6.4%; healthy operating cash flows
- Overall economic situation remains difficult in most markets:
  - **Advanced Materials**: a difficult period for most of the business lines with the crisis in the telecoms sector affecting several segments
  - **Precious Metals**: sustained high level of performance, despite falling prices, with further improvements in process efficiency
  - **Copper**: completion of the modernization programme at Pirdop by the end of the summer. The copper market remained weak with overall sales levels decreasing
  - **Zinc**: operating results predictably affected by extremely low zinc price, although markets for specialty products resist better
- Agreement reached to acquire 50% of the outstanding shares in Rezinal – a strong player in zinc recycling (see zinc section for details)
- Growth: organic growth initiatives across all businesses. Acquisitions in zinc (GM Metals, Fuhong, Rezinal) and Advanced Materials (Unaxis Materials, Arconium, PRM)
- Dollar hedging: Umicore hedged the balance of its US dollar exposure for the year 2004 and 25% of its exposure for 2005
- Continued share buy-back programme: Umicore owned 1,603,584 shares (7.1 % of share capital) at 29 August 2002

n.v. Umicore s.a.
Corporate Communication

Broekstraat 31 Rue du Marais
B-1000 Brussels, Belgium
www.umicore.com

Phone +32 2 227 70 63
Fax +32 2 227 79 03
e-mail info@umicore.com

BTW BE401 574 852
Bank 210-0053806-23 - TRB 85382
Registered Office: Broekstraat 31 Rue du Marais, B-1000 Brussels

Key Figures *(€ million)*	H1 2001	H2 2001	H1 2002
♦ EBIT	111.3	32.4	48.7
♦ EBITDA	175.5	100.8	113.6
♦ Operating cash flow	136.8	35.6	89.2
♦ Return on capital employed (%)	14.3%	3.3%	6.4%
♦ Net consolidated profit, Group Share	101.3	14.7	21.1
Earnings per share (EPS) (€) [1]	*4.22*	*0.65*	*0.93*
♦ Net consolidated profit before extraordinary items and inventory write-downs, Group share	83.4	25.1	34.0
EPS adjusted before inventory write-downs (€) [2]	*3.48*	*1.11*	*1.51*
♦ Net financial debt	252.0	261.5	241.0

(1) Treasury shares not deducted

(2) Before extraordinary items

Definitions are included in the "2002 Half Year Report", available on www.umicore.com

GROUP EBIT
(€ million)


120
100
80
60
40
20
0
HY1 01
HY02 01
HY1 02

GROUP ROCE


16%
14%
12%
10%
8%
6%
4%
2%
0%
HY1 01
HY2 01
HY1 02

n.v. Umicore s.a.
Corporate Communication

Broekstraat 31 Rue du Marais
B-1000 Brussels, Belgium
www.umicore.com

Phone +32 2 227 70 63
Fax +32 2 227 79 03
e-mail info@umicore.com

BTW BE401 574 852
Bank 210-0053806-23 - TRB 85382
Registered Office: Broekstraat 31 Rue du Marais, B-1000 Brussels

General Overview

Contributions to EBIT (*) *(€ million)*	H1 2001	H2 2001	H1 2002
Advanced Materials	23.8	9.0	9.1
Synthetic Diamonds	6.0	7.8	6.6
Copper	16.2	(3.2)	0.7
Precious Metals	27.0	23.3	26.2
Zinc	46.2	5.6	12.2
Technology & Services	3.2	4.6	3.7
Inventory write-downs	0.0	(4.6)	(0.4)
Corporate and Other Activities	(11.1)	(10.1)	(9.5)
Total	111.3	32.4	48.7
(*) including operating profit of companies consolidated by equity method	11.8	10.6	9.1

Contributions to EBIT in % (before corporate costs and other activities and inventory write-downs)


Zinc 21%
Advanced Materials 16%
Copper 1%
Diamonds 11%
Technology & Services 6%
Precious Metals 45%

n.v. Umicore s.a.
Corporate Communication

Broekstraat 31 Rue du Marais
B-1000 Brussels, Belgium
www.umicore.com

Phone +32 2 227 70 63
Fax +32 2 227 79 03
e-mail info@umicore.com

BTW BE401 574 852
Bank 210-0053806-23 - TRB 85382
Registered Office: Broekstraat 31 Rue du Marais, B-1000 Brussels

As expected, the first half of 2002 proved to be a challenging period for Umicore and for the metals and materials industry in general. Although well down on the record performance of the first half of 2001 the Group's performance showed however a noticeable uplift on the second semester of 2001. EBIT was down 56% on the first half of last year, but it improved by 50% on the second half of 2001.

With a return on capital employed of 6.4%, Umicore came close to covering its weighted average cost of capital for the period.

Despite the difficult economic environment, Umicore maintained a strong balance sheet and generated a healthy amount of cash. A notable aspect of the first semester was a series of small to medium sized acquisitions in Advanced Materials and Zinc, all supporting Umicore's strategy to strengthen the added value and recycling components of its business. These acquisitions are either already contributing to the Group's results or are expected to do so in the near future.

Overview by Division

Advanced Materials

(€ million)	H1 2001	H2 2001	H1 2002
EBIT	23.8	9.0	9.1
EBITDA	35.9	20.9	20.7
Added value	68.8	48.9	51.9
Turnover	202.3	162.5	189.1
Average capital employed	227.7	237.4	241.3
ROCE	20.7%	7.2%	7.3%
Capital expenditure	15.4	18.5	11.2

EBIT
(€ million)


25
20
15
10
5
0
H1 01
H2 01
H1 02

ROCE


25%
20%
15%
10%
5%
0%
H1 01
H2 01
H1 02

The Advanced Materials business in general experienced a difficult period as the crisis in the telecoms sector hit demand for some key products. Operating profit was down on last year's levels, although the performance stabilised following a tough second half in 2001.

- **Cobalt & Energy Products**

Engineered Powders - Continued weakness in the hard metals sector in the US, Europe and Japan affected volumes and the profitability of the business line. The good performance in powders for the diamond tools industry could not fully compensate. Market shares are unaffected and strong.

Batteries - Sales of zinc powders for primary batteries were strong. The production of zinc calots will be discontinued by the end of this year. There are the first signs of an upturn in the market of cobalt materials for rechargeable batteries and sales were above the levels at the end of last year.

Ceramics and Chemicals - The markets for those products were fairly weak except in Asia, but Umicore benefited from its increasingly diversified range of products. The acquisition of PRM, a production base in the Philippines was a further step towards broadening the product range and geographical reach of the business.

Refining revenues suffered from the reduced activity levels as well as from the low cobalt price.

- **Electro-Optic Materials**

High-Purity Chemicals - The deterioration in the market for germanium tetrachloride continued with substantial reduction in demand from manufacturers of optical fibre. Good demand for germanium dioxide for PET- applications was not sufficient to offset this. The near-term outlook remains depressed.

Optics - Sales of germanium products were stable. The activity levels of the finished product businesses were hit by the reduced demand from end-user sectors.

Substrates - Sales volumes stabilised at the high levels of last year. Umicore continued to explore the potential for using germanium substrates in other applications such as electronics and opto-electronics.

- **Specialty Materials**

Newly acquired Unaxis Materials AG and Arconium have been incorporated in Umicore Specialty Materials, a new business unit, together with the existing specialty materials activities. Unaxis Materials AG has been consolidated as from January 2002 and has already made a positive contribution to Group earnings (as planned).

n.v. Umicore s.a.
Corporate Communication

Broekstraat 31 Rue du Marais
B-1000 Brussels, Belgium
www.umicore.com

Phone +32 2 227 70 63
Fax +32 2 227 79 03
e-mail info@umicore.com

BTW BE401 574 852
Bank 210-0053806-23 - TRB 85382
Registered Office: Broekstraat 31 Rue du Marais, B-1000 Brussels

- **Venture Unit**

Efforts were focused on optimising the pilot production of electronic powders in Canada. Work continues on the research and development aspects of new indium phosphide and silicon carbide products with a new line of indium phosphide wafers currently in qualification with customers.

- **Synthetic Diamonds**

A strong increase in the volumes of sales for synthetic diamonds could not compensate for considerably lower prices in the first half of the year. This was the result of continued high levels of competition in this market. Margins were maintained, however, as a result of the recent restructuring programme. Supplementary costs relating to optimisation and restructuring at three sites were incurred during this period and represented a negative contribution of € 2.1 million (Umicore share).

Copper

(€ million)	H1 2001	H2 2001	H1 2002
EBIT	16.2	(3.2)	0.7
EBITDA	31.5	12.0	15.9
Added value	59.4	39.5	41.1
Turnover	600.4	435.8	492.8
Average capital employed	390.4	444.2	438.2
ROCE	8.1%	(1.8%)	0.04%
Capital expenditure	20.3	57.0	23.4

EBIT
(€ million)


20
15
10
5
0
-5
HY1 01
HY2 01
HY1 02

ROCE


10%
8%
6%
4%
2%
0%
-2%
-4%
H1 01
H2 01
H1 02

The copper price recovered slightly from the end of 2001 but demand, particularly in Northern Europe, remained poor. Treatment charges hit historically low levels during the semester and the blister market was particularly tight. Overall results were down on the equivalent period of 2001 but the loss in the second half of 2001 was reversed into a small profit.

The market for copper rod in Europe remained poor with pressure on volumes and premiums. The Italian operations performed well however, with demand for rod in Southern Europe remaining at reasonable levels.

A difficult start to the year at Pirdop was overcome and the plant was approaching planned capacity towards the end of June after its scheduled one-month shut-down.

Precious Metals

(€ million)	H1 2001	H2 2001	H1 2001
EBIT	27.0	23.3	26.2
EBITDA	37.5	33.9	36.7
Added value	72.4	67.3	78.3
Turnover	368.9	395.4	431.8
Average capital employed	180.2	171.8	166.5
ROCE	30.0%	27.1%	31.5%
Capital expenditure	6.5	11.4	17.6

EBIT
(€ million)


30
25
20
15
10
5
0
H1 01
H2 01
H1 02

ROCE


35%
30%
25%
20%
15%
10%
5%
0%
H101
H2 01
H1 02

The performance of Umicore Precious Metals continued to prove highly satisfactory with an operating profit in line with the same period last year. Supplies of lead and copper residues from other non-ferrous smelters were down due to the reduced activity in these sectors. Lower PGM prices also affected availability of some other secondary products.

Umicore Precious Metals has successfully coped with this situation thanks to the flexibility of its processes. Additionally, further efficiency improvements allowed for the processing of intermediate stocks and ensured that total production remained at satisfactory levels. The business unit also benefited from higher than currently prevailing platinum group metal (PGM) prices locked in early last year. Operating costs remained stable.

n.v. Umicore s.a.
Corporate Communication

Broekstraat 31 Rue du Marais Phone +32 2 227 70 63 BTW BE401 574 852
B-1000 Brussels, Belgium Fax +32 2 227 79 03 Bank 210-0053806-23 - TRB 85382
www.umicore.com e-mail info@umicore.com Registered Office: Broekstraat 31 Rue du Marais, B-1000 Brussels

Progress continues as expected in the copper leaching and electrowinning project which is planned to come on stream during the first half of 2003.

On the environmental front, progress has been made in respect of the soil rehabilitation project in Moretusburg – an area which surrounds the Hoboken plant. Umicore has proposed, on a voluntary basis, to rehabilitate this area. Implementation is expected to start by 2004 after completion of a number of environmental investments within the plant.

Zinc

(€ million)	H1 2001	H2 2001	H1 2002
EBIT	46.2	5.6	12.2
EBITDA	63.8	22.8	30.9
Added value	137.4	106.8	105.8
Turnover	446.8	371.2	388.9
Average capital employed	288.6	292.4	259.6
ROCE	31.5%	2.7%	8.4%
Capital expenditure	18.4	23.2	20.7


EBIT
(€ million)
50
40
30
20
10
0
H1 01
H2 01
H1 02


ROCE
35%
30%
25%
20%
15%
10%
5%
0%
H1 01
H2 01
H1 02

The zinc price showed no improvement from the record low levels of late 2001 and the average price during the first half of 2002 remained slightly lower than the previous semester (USD 788 per tonne vs. USD 795 per tonne). Operating results were predictably lower than for the first half of 2001 but showed an improvement on the results of the second half of last year.

Rationalisation of supply is taking place to some extent within the industry - Umicore reducing its expected zinc output by 30,000 tonnes per annum - but the demand from end-user industries remains mostly weak. Despite the general industry situation, however, Umicore's focus on niche, specialty products again proved a sound strategy.

n.v. Umicore s.a.
Corporate Communication

Broekstraat 31 Rue du Marais B-1000 Brussels, Belgium www.umicore.com
Phone +32 2 227 70 63
Fax +32 2 227 79 03
e-mail info@umicore.com
BTW BE401 574 852
Bank 210-0053806-23 - TRB 85382
Registered Office: Broekstraat 31 Rue du Marais, B-1000 Brussels

- **Zinc Smelting**

The market for concentrates remains tight and market treatment charges were low as a result. However, Umicore remains partially shielded from this situation thanks to the long-term nature of its supply contracts and is covered for concentrate supplies for the whole of 2002. Production volumes were little affected by the strike at Auby. Electricity costs rose substantially while sulphuric acid prices stabilised at last year's very low levels.

- **Padaeng**

The results of Padaeng were, as expected, impacted by the continuing low level of the zinc price. Earnings were significantly down on the equivalent period in 2001 but the performance was an improvement on the second semester of last year. The domestic market remained the primary outlet for Padaeng's products and the company continued to pursue the development of zinc specialties to meet the requirements of its customers.

- **Zinc Alloying**

Sales volumes for die-casting products were down on 2001 levels with the general slowdown in the construction industry affecting demand. Although premiums were subject to increased pressure in Asia, towards the end of the period there were signs of increased demand for die-casting alloys in this market, from the toy industry among other sectors.

Sales volumes of specialty products for galvanizing were in line with expectations and an improvement on 2001 levels. Sales of commodity zinc for continuous galvanizing stabilised following big reductions during last year but premiums for these commodities continued to suffer into 2002. Umicore's market shares across the relevant product areas were either stable or showed a slight improvement.

The acquisition of GM Metal – a French processor and recycler of zinc alloys – further improves Umicore's competitive position in die-casting and recycling.

- **Zinc Chemicals**

Zinc oxide activities improved despite substantial imports of Chinese zinc oxides at low prices and market over-capacity in Europe. This improvement was the result of Umicore's restructuring in this sector; a process which is nearing completion with Umicore having recently announced its intention to close the plant at La Ciotat (France).

Umicore has reached an agreement to acquire 50% of the outstanding shares of Rezinal from Grillo Werke AG (Duisburg, Germany). Rezinal, which is located on the same site as Umicore's Belgian zinc oxide activities, has a strong position in recycling and has been a supplier of Umicore Zinc Chemicals for several years. This acquisition will enable Umicore Zinc Chemicals to further strengthen the competitive position of its Zolder and Eijsden zinc oxide plants. The agreement remains subject to approvals by competition authorities. It is expected that this acquisition will be earnings accretive as from 2003.

Sales volumes for zinc dust products were in line with 2001 levels. The acquisition and integration of Fuhong in China will significantly improve Umicore's market share and competitive position in the Asian market – the fastest growing market for zinc dust in the world.

Efficiency of the thermal refining activities was increased by simplifying the feed. In addition the operations are being reduced to one column as part of the restructuring at the Overpelt site.

- **Building Products**

Sales in France were slightly lower than in the corresponding period in 2001 but premiums held up well. Although the French building sector has returned to normal after two years of exceptional activity following the storms of '99, the market remains in good health. The harsh climate in the German market has led to pressure on sales levels and margins, with competition becoming increasingly fierce and spreading to other neighbouring markets. The various international markets remain promising. Umicore's expansion into Eastern Europe was boosted with the signing of a joint venture in Russia.

Technology & Services

(€ million)	H1 2001	H2 2001	H1 2002
EBIT	3.2	4.6	3.7
EBITDA	4.0	5.6	4.4
Added value	19.6	21.6	20.1
Turnover	290.0	237.9	160.9
Average capital employed	145.1	144.9	122.4
ROCE	4.4%	6.4%	6.0%
Capital expenditure	0.9	0.6	0.4

Umicore Marketing Services showed a quite stable performance. The Asian marketing network produced excellent results, while Western Europe proved a solid performer despite lower results in Germany and UK. Umicore Engineering remained active in support of the Group's growth initiatives while its external projects continued towards successful conclusion.

n.v. Umicore s.a.
Corporate Communication

Broekstraat 31 Rue du Marais
B-1000 Brussels, Belgium
www.umicore.com

Phone +32 2 227 70 63
Fax +32 2 227 79 03
e-mail info@umicore.com

BTW BE401 574 852
Bank 210-0053806-23 - TRB 85382
Registered Office: Broekstraat 31 Rue du Marais, B-1000 Brussels

Other

Financial debt

Net financial debt stood at € 241.0 million as at 30 June 2002 compared to € 261.5 million at the end of 2001, corresponding to a debt to equity ratio of approximately 22%. This reflects a good operating cash flow and further reductions in working capital.

Share buy-back

The share buy-back programme continued in the first half of 2002. As of 29 August 2002, Umicore owned 7.1% of its share capital (1,603,584 shares).

Extraordinary and non-recurring items

- Extraordinary charges included provisions related to the restructuring of the thermal zinc and the zinc oxide activities (intention to close the plant in La Ciotat, France) as well as some asset write-offs.
- The contribution from equity consolidated companies was affected by restructuring costs at Megapode for an amount of about € 2.1 million.
- A mark-to-market of metals inventory led to a write-down of € 0.4 million.

Exchange rate / hedging

In June 2002 Umicore hedged the balance of its US dollar exposure for the year 2004 through forward sales. The US dollar exposure of 2004 is now hedged at an average forward rate of USD 0.91 per Euro. Also, 25% of the dollar exposure for the year 2005 has been hedged at an average exchange rate of about USD 0.98 per Euro.

The full exposure for 2002 and 2003 was previously hedged at average exchange rates of USD 0.94 per Euro and USD 0.93 per Euro respectively.

Outlook

Umicore expects overall second half operating performance to be above the level of the second half of 2001 and to be in line with that of the first half of 2002.

Given that there is little indication of an upturn in demand in Umicore's most important markets, nor in metal prices, for the second half, this stability in performance should therefore reflect the internal improvement initiatives undertaken by Umicore.

A webcast of the analysts' meeting can be viewed on www.umicore.com as from 31 August 2002. Audio streaming will be available separately in case of technical access restrictions.

The "2002 Half Year Report", which provides more detailed information about the operations is available in English on Umicore's website and from the company's headquarters in Brussels together with financial statements and slides used for the presentation of the results to the press and analysts

For more information:
n.v. Umicore s.a.:
Press: *Mrs Moniek DELVOU - Tel. +32 2 227 70 63 * +32 475 26 64 95 – moniek.delvou@umicore.com*
Investor Relations: *Mrs Isabelle MICHOTTE - Tel. +32 2 227 71 47 – isabelle.michotte@umicore.com*

ANNEXES – Financial statements

Consolidated income statement*

(€ million)	H1 2001	H2 2001	H1 2002
Turnover [(1)]	1,908.4	1,602.8	1,663.7
Operating profit	**99.5**	**21.8**	**39.6**
Net financial income (charge)	(5.7)	(12.3)	(5.7)
Current profit	93.8	9.5	33.9
Extraordinary profit (loss)	37.4	(7.7)	(12.6)
Profit before taxes	**131.2**	**1.8**	**21.3**
Income taxes	(18.5)	8.1	(4.0)
Result from equity consolidated companies	4.5	8.4	6.1
Net consolidated profit	**117.2**	**18.3**	**23.4**
Group share	**101.3**	**14.7**	**21.1**
Minority share	15.9	3.6	2.3

(1) The turnover is influenced by currency and metal values without proportional impact on margins

** " The Statutory Auditor, PricewaterhouseCoopers - Reviseurs d'Entreprises, represented by Robert Peirce and Luc Discry - has carried out a limited review of the consolidated balance sheet at 30 June 2002 and of the consolidated income statement relating to the first half of 2002, according to the standards of the "Instituut der Bedrijfsrevisoren/Institut des Reviseurs d'Entreprises". Considering their object, the checks of this review were more restricted than those required for the yearly certification. The review did not reveal any element which would have called for significant corrections to be made to the figures of the financial statements in the half-yearly report."*

Earnings

(€ million)	H1 2001	H2 2001	H1 2002
♦ Net consolidated profit (loss), Group share	101.3	14.7	21.1
EPS declared (€ per share)	*4.22*	*0.65*	*0.93*
♦ Net consolidated profit (loss) before extraordinary items, Group share	83.4	21.8	33.8
EPS adjusted (€ per share)	*3.48*	*0.96*	*1.49*
♦ Net consolidated profit (loss) before extraordinary items and inventory write-downs, Group share	83.4	25.1	34.0
EPS adjusted before inventory write-downs (€ per share)	*3.48*	*1.11*	*1.51*
♦ Net consolidated profit (loss) before extraordinary items, inventory write-downs and goodwill amortisation, Group share	87.9	29.4	38.6
EPS adjusted before inventory write-downs and goodwill amortisation (€ per share)	*3.66*	*1.30*	*1.71*

n.v. Umicore s.a.
Corporate Communication

Broekstraat 31 Rue du Marais
B-1000 Brussels, Belgium
www.umicore.com

Phone +32 2 227 70 63
Fax +32 2 227 79 03
e-mail info@umicore.com

BTW BE401 574 852
Bank 210-0053806-23 - TRB 85382
Registered Office: Broekstraat 31 Rue du Marais, B-1000 Brussels

Consolidated statement of cash flows

(€ million)	H1 2001	H2 2001	H1 2002
Operating cash flow	136.8	35.6	89.2
Change in working capital requirements	(104.7)	83.7	77.4
Impact of translation and change in scope of consolidation	15.8	(4.6)	(8.2)
Net cash provided by (used in) operating activities	**47.8**	**114.8**	**158.4**
Acquisitions of tangible and intangible assets	(60.7)	(117.3)	(77.1)
Acquisitions of financial assets and new companies	(38.1)	(9.4)	(36.6)
Disposal of tangible, intangible and financial assets	79.7	68.8	5.3
Net cash provided by (used in) investing activities	**(19.0)**	**(57.9)**	**(108.4)**
Change in long-term debts	(0.7)	(59.0)	25.1
Treasury shares	(52.9)	(31.0)	(23.3)
Dividends	(31.6)	(3.0)	(31.8)
Increase (decrease) in net cash and equivalents	**(56.4)**	**(36.1)**	**20.0**

n.v. Umicore s.a.
Corporate Communication

Broekstraat 31 Rue du Marais
B-1000 Brussels, Belgium
www.umicore.com

Phone +32 2 227 70 63
Fax +32 2 227 79 03
e-mail info@umicore.com

BTW BE401 574 852
Bank 210-0053806-23 - TRB 85382
Registered Office: Broekstraat 31 Rue du Marais, B-1000 Brussels

Consolidated balance sheet

(€ million)	H1 2000	H1 2001	H1 2002
Fixed assets	**1,015.3**	**1,096.9**	**1,064.7**
Intangible	91.1	106.6	117.3
Tangible	675.7	729.5	767.3
Financial	248.5	260.9	180.1
Current assets	**1,526.8**	**1,721.7**	**1,419.7**
Trade receivables	439.4	306.6	328.5
Other receivables	75.2	131.6	122.5
Inventories	707.9	819.2	707.7
Cash and invested cash	161.5	227.4	144.8
Deferred charges and accrued income	142.9	236.9	116.2
TOTAL ASSETS	**2,542.1**	**2,818.7**	**2,484.5**
Total shareholders'equity	**1,129.3**	**1,234.6**	**1,111.4**
Group shareholders'equity	1,077.3	1,167.8	1,044.9
Minority interests	52.0	66.8	66.4
Provisions and deferred taxes	**266.4**	**306.1**	**277.6**
Long-term debt	**244.7**	**210.9**	**174.3**
Long-term financial debt	237.0	198.1	168.1
Other long-term debt	7.7	12.8	6.2
Current liabilities	**901.7**	**1,067.0**	**921.1**
Short-term financial debts	250.0	281.2	217.7
Trade debts	365.0	369.5	326.4
Other current liabilities	127.4	138.4	208.0
Accrued charges and deferred income	159.3	277.9	169.0
TOTAL LIABILITIES	**2,542.1**	**2,818.7**	**2,484.5**

n.v. Umicore s.a.
Corporate Communication

Broekstraat 31 Rue du Marais
B-1000 Brussels, Belgium
www.umicore.com

Phone +32 2 227 70 63
Fax +32 2 227 79 03
e-mail info@umicore.com

BTW BE401 574 852
Bank 210-0053806-23 - TRB 85382
Registered Office: Broekstraat 31 Rue du Marais, B-1000 Brussels

PROFILE

Umicore is an international Group involved in the production, recycling and marketing of metals and materials. Its activities are centred on four business areas -Advanced Materials, Copper, Precious Metals and Zinc. These business areas are in turn divided into smaller, market-focused business units.

Umicore focuses on application areas where it knows its expertise in materials science and metallurgy can make a real difference, be it in products that are essential to everyday life or those at the cutting edge of exciting, new technological developments. Umicore's overriding goal of sustainable value creation is based on this ambition to develop, produce and recycle metals in a way that fulfils its mission: materials for a better life.

The Umicore Group has industrial operations on all continents and serves a global customer base; it generated a turnover of EUR 3.5 billion in 2001 and currently employs some 9,000 people.

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n.v. Umicore s.a.
Corporate Communication

Broekstraat 31 Rue du Marais
B-1000 Brussels, Belgium
www.umicore.com

Phone +32 2 227 70 63
Fax +32 2 227 79 03
e-mail info@umicore.com

BTW BE401 574 852
Bank 210-0053806-23 - TRB 85382
Registered Office: Broekstraat 31 Rue du Marais, B-1000 Brussels